Exhibit 12.1

Statement of Computation of Ratio of Fixed Charges and Preferred Dividends to Earnings

	Nine Months Ended September 30,	Year Ended December 31,
Earnings	2013	2012	2011	2010
Net income (loss)	$30,736,718	$7,892,613	$9,656,321	$(400,921)
Less:
Equity in earnings from unconsolidated joint ventures	(2,389,937)	(1,697,980)	(1,458,249)	(38,013)
Plus:
Fixed charges	11,038,246	11,430,172	6,328,952	324,126
Distribution of cumulative earnings from unconsolidated joint venture	—	686,017	1,513,090	390,000
Less:
Interest capitalized	(64,143)	(50,315)	(103,868)	—

Total Earnings	$39,320,884	$18,260,507	$15,936,246	$275,192

	Nine Months Ended September 30,	Year Ended December 31,
Fixed Charges	2013	2012	2011	2010
Interest expense	$9,071,464	$9,185,680	$4,193,966	$103,833
Capitalized interest	64,143	50,315	103,868	—
Amortization of financing costs	1,902,639	2,194,177	2,031,118	220,293

Total Fixed Charges	$11,038,246	$11,430,172	$6,328,952	$324,126
Ratio of earnings to fixed charges	3.56x	1.60x	2.52x	0.85x
Ratio of earnings to combined fixed charges and preferred dividend	3.56x	1.60x	2.52x	0.85x